

February 24, 2011

Mr. Ronald D. Croatti
President and Chief Executive Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, Massachusetts 01887

> **Re:** **UniFirst Corporation**
> **Form 10-K for the Year Ended August 28, 2010**
> **Filed October 27, 2010**
> **File No. 001-08504**

Dear Mr. Croatti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 28, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. Please enhance your MD&A in future filings to identify and discuss known trends, demands, commitments, events or uncertainties which are reasonably expected to have material effects on your results of operations. For example, from other public communications by the company, we note your increasing merchandise costs and the expected impact on margins. We also note competitive pricing conditions in the

marketplace and expected variability in revenues and earnings from your Specialty Garments segment. In preparing this disclosure, please consider the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Definitive Proxy Statement

Executive Compensation

Our CEO Compensation Program

2. We note that Mr. Croatti's first performance period with respect to his restricted stock award concluded at the end of fiscal 2010. However, we also note all 350,000 shares of performance-based restricted stock are still identified as unearned in the Outstanding Equity Awards table and that the CD&A does not include any discussion of Mr. Croatti's performance against the criteria in the completed period.   Please tell us why none of these shares were considered earned at the end of fiscal 2010 and explain to us how and when you intend to disclose that Mr. Croatti has earned any of these shares. Also confirm that you will discuss Mr. Croatti's performance against his criteria for completed performance periods in your CD&A in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-5513835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, John Harrington, Staff Attorney, at 202-551-3576, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for
Larry Spirgel
Assistant Director